SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

ADSERO CORP.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

00737E 10 9

(CUSIP Number)

Scott Rapfogel, c/o Gottbetter & Partners, LLP, 488 Madison Avenue, NY, NY 10022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 31, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00737 10 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HBT Holdings GmbH
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 9,192,397(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,192,397(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,192,397(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.22%(1)(2)
14		TYPE OF REPORTING PERSON IV

(1)

Includes 2,400,000 shares of common stock underlying 2,400,000 common stock purchase warrants exercisable through May 3, 2008, that were issued to the Reporting Person on January 31, 2006 in connection with the automatic exercise of 2,400,000 Subscription Receipts.

(2)	Based on 36,451,930 shares of common stock outstanding on January 31, 2006, including the 2,400,000 shares referred to in (1) above.

CUSIP No. 00737 10 9

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Holger Brueckmann – Turbon
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES	7	SOLE VOTING POWER 9,192,397(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,192,397(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,192,397(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.22%(1)(2)
14		TYPE OF REPORTING PERSON IN

(1)

Includes 2,400,000 shares of common stock underlying 2,400,000 common stock purchase warrants exercisable through May 3, 2008 that were issued to the Reporting Person on January 31, 2006 in connection with the automatic exercise of 2,400,000 Subscription Receipts.

(2)	Based on 36,451,930 shares of common stock outstanding on January 31, 2006, including the 2,400,000 shares referred to in (1) above.

Explanatory Note: This Schedule 13D/A amends a Schedule 13D filed on December 12, 2005 to reflect the automatic exercise on January 31, 2006 of 2,400,000 subscription receipts of Adsero Corp., registered in the name of HBT Holdings GmbH, into 2,400,000 shares and 2,400,000 warrants of the Issuer. The Schedule 13D reflected the December 2, 2005 issuance of the subscription receipts.

Item 1.	Security and Issuer.

This Schedule 13D/A relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Adsero Corp., a Delaware corporation (the “Issuer”) and amends a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2005. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the original Schedule 13D previously filed with the SEC. The principal executive offices of the Issuer are located at 2101 Nobel Street, Sainte Julie, Quebec, J3E 1Z8.

Item 2.	Identity and Background.

This Schedule 13D is filed on behalf of HBT Holdings GmbH and Holger Brueckmann – Turbon (each a “Reporting Person” and collectively the “Reporting Persons”).

HBT Holdings GmbH (“HBT”), an investment holding company, is a German corporation 100% owned by Holger Brueckmann – Turbon. Its principal business address is, and principal office is located at, Gockinghofstrasse 34, D-58332, Schwelm, Germany.

Holger Brueckmann – Turbon is a German citizen. His principal business address is Gockinghofstrasse 34, D-58332, Schwelm, Germany and his principal occupation is serving as the Chief Executive Officer of Turbon AG, a German public company engaged in the same line of business as the Issuer.

During the last five years, neither Reporting Person has been convicted in a criminal proceeding, nor has either Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, US federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

HBT used cash from its working capital to acquire the shares of Common Stock of the Issuer referred to in Item 5 below. The aggregate amount of cash utilized was $1,800,000. The automatic exercise of 2,400,000 subscription receipts on January 31, 2006 pursuant to which 2,400,000 shares and 2,400,000 warrants were issued to HBT did not involve any outlays of additional cash.

Item 4.	Purpose of Transaction.

HBT acquired the shares of Common Stock of the Issuer reported in Item 5 hereof for investment purposes. HBT may acquire additional shares of Common Stock from time to time, and may engage in open market transactions on the OTC Bulletin Board. Except as set forth herein, neither Reporting Person has any present plans or proposals which relate to or result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Holger Brueckmann – Turbon is the chief executive officer and a principal shareholder of Turbon AG, a global imaging supply company whose stock is publicly trading on the Frankfurt Stock Exchange. The Issuer owns approximately 10% of the issued and outstanding stock of Turbon AG and has announced an intention, subject to certain conditions, including but not limited to the raising of necessary funds, to attempt to acquire the balance of the outstanding shares of Turbon AG.

Item 5.	Interest in Securities of the Issuer.
(a)

As of January 31, 2006, HBT owned 9,192,397 shares of the Issuer’s Common Stock, or approximately 25.22% of the shares of Common Stock outstanding (based on a total of 36,451,930 shares of the Issuer’s common stock outstanding on January 31, 2006). Included in the number of shares of Common Stock of the Issuer issued and outstanding and in the number of shares of Common Stock of the Issuer owned by the Reporting Persons are (i) 2,400,000 shares of Common Stock and (ii) an additional 2,400,000 shares of Common Stock underlying common stock purchase warrants exercisable at $1.25 per share through May 3, 2008, that were issued to the Reporting Person on January 31, 2006 in connection with the automatic exercise of 2,400,000 Subscription Receipts.

(b)	The Reporting Persons have sole voting power with respect to, and the sole power to dispose or to direct the disposition of, the shares of the Common Stock owned by HBT.
(c)	Except as set forth in this Item 5(c), the Reporting Persons have not effected any transaction in the Issuer’s Common Stock during the past 60 days.

Effective November 4, 2005 HBT purchased 2,400,000 Subscription Receipts of the Issuer at a price of $0.50 per Subscription Receipt or an aggregate of $1,200,000. Each Subscription Receipt was automatically exercised on January 31, 2006, without payment of any additional consideration, into one unit of the Issuer. Each unit consists of one share of Common Stock and one common stock purchase warrant. Each warrant is exercisable for the purchase of one additional share of Common Stock of the Issuer at a price of $1.25 per share during the period from issuance through and including May 3, 2008.

On December 12, 2005 the Issuer issued an aggregate of 4,392,397 shares of the Issuer’s common stock to HBT. These shares were purchased at a price of approximately $0.14 per share or an aggregate of $600,000 by HBT from 9144-6773 Quebec Inc. (2,312,494 shares), 9144-6906 Quebec Inc. (959,903 shares) and Manchester Consolidated Corp. (1,120,000 shares) who had assigned their rights to receive the 4,392,397 shares from the Issuer to HBT.

(d)	Not applicable.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Holger Brueckmann – Turbon is the Chief Executive Officer and a principal shareholder of Turbon AG. Turbon International, Inc. is a wholly owned subsidiary of Turbon AG. The Issuer owns approximately 10% of Turbon AG and has announced an intention, subject to certain conditions, including but not limited to the raising of necessary funds, to attempt to acquire the balance of the shares of Turbon AG. As disclosed in the Issuer’s SEC filings, Holger Brueckmann – Turbon, Turbon AG and Turbon International, Inc. have various contracts, arrangements, undertakings and relationships with the Issuer including (i) a June 22, 2005 Share Purchase Agreement between the Issuer and Turbon AG (See Issuer’s Form 8-K dated June 22, 2005); (ii) a Strategic Supply Agreement between the Issuer and Turbon AG effective as of June 22, 2005 (See Issuer’s Form 8-K dated June 22, 2005); and (iii) a Loan Agreement between Turbon International, Inc. and the Issuer dated as of November 4, 2005 involving a $2,800,000 term loan from Turbon International, Inc. to the Issuer and the extension of a $2,800,000 line of credit by Turbon International, Inc. to the Issuer (See Issuer’s Form 10-QSB for the quarter ended September 30, 2005).

Item 7.	Material to be Filed as Exhibits.
1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2006	HBT Holdings GmbH

By: /s/ Holger Brueckmann – Turbon
Holger Brueckmann – Turbon, Managing Director

/s/ Holger Brueckmann – Turbon
Holger Brueckmann – Turbon

EXHIBIT 1

SCHEDULE 13D

AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February 1, 2006	HBT Holdings GmbH

By: /s/ Holger Brueckmann – Turbon
Holger Brueckmann – Turbon, Managing Director

/s/ Holger Brueckmann – Turbon
Holger Brueckmann – Turbon